COBHAM


07028407

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20755

27th November 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 19 November 2007 relating to director declaration.
2. Stock Exchange announcement dated 19 November 2007 relating to deputy chairman appointed.
3. Stock Exchange announcement dated 21 November 2007 relating to acquisition of S-TEC Corpn.
4. Notice of allotment of shares or securities on Form 88(2) dated 23 November 2007.
5. 2 x Notice of allotment of shares or securities on Form 88(2) dated 26 November 2007.
6. General Purposes Committee resolution allotting securities dated 23 November 2007.
7. 2 x General Purposes Committee resolutions allotting securities dated 26 November 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor



Company	Cobham PLC
TIDM	COB
Headline	Director Declaration
Released	16:28 19-Nov-07
Number	0337I

RNS Number:0337I
Cobham PLC
19 November 2007

DRAFT

Cobham plc

As previously announced, David Turner will join the Cobham board as an independent non-executive director and deputy chairman with effect from 1st December 2007.

Mr Turner is a director of the Commonwealth Bank of Australia and was a director of Whitbread plc until March 2006 and of Brambles Industries Ltd until November 2007. He has no other details to disclose under paragraph 9.6.13 of the Listing Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



Company	Cobham PLC
TIDM	COB
Headline	Deputy Chairman Appointed
Released	07:01 19-Nov-07
Number	9472H

RNS Number:9472H
Cobham PLC
19 November 2007

#225
19 November 2007

Cobham plc

DEPUTY CHAIRMAN APPOINTED

Cobham plc ("Cobham" or "the Group") announces the appointment of David Turner as an independent Non-executive Director with effect from 1st December 2007. He will also assume the position of Deputy Chairman and will be a member of the audit, nomination and remuneration committees. It is planned that he will take over as Chairman of Cobham in succession to Gordon Page at the conclusion of the Annual General Meeting to be held on 7 May 2008. Gordon Page will remain as a Non-executive Director of Cobham until he retires from the Board in November 2008.

Mr Turner was with Brambles Industries Limited for six years, four of these as Chief Executive, until his retirement in June 2007. He remained a Non-executive Director until November 16th 2007. Prior to this he was Group Finance Director at GKN plc from 1994 to 2000, where he was instrumental in the acquisition of a number of aerospace companies, including the Westland Group, to create GKN Aerospace Services. He is a Director of the Commonwealth Bank of Australia and was a Non-executive Director of Whitbread plc until March 2006.

Gordon Page, CBE, Chairman said:
"I have enjoyed the last 17 years with Cobham and I am extremely proud of the growth we have achieved. David Turner has been a key player in defining and executing the strategies of Brambles Industries and GKN around the world and through this has considerable experience in working with international customers. I am certain that Cobham will benefit from his counsel."

David Turner commented:
"I am delighted to be joining Cobham at such an interesting stage in its development and look forward to working with the senior team to take advantage of the many opportunities the Group has for further growth."

ENQUIRIES

Cobham plc — Telephone: +44 (0)1202 882 020
Gordon Page, Chairman
Allan Cook, Chief Executive
Julian Wais, Director of Investor Relations
Julian Hellebrand, Group Director of Communications — +44 (0)1202 857 651

Weber Shandwick Financial — +44 (0)207 067 0700
Susan Ellis, Louise Robson

David Turner

Mr Turner, aged 62, was Chief Executive of Brambles Industries Ltd (Brambles) from 2003 until his retirement in June 2007. During that time he led a global transformation of the business which involved operational performance

improvement and resulted in a significant increase in market capitalisation. He was previously Finance Director of Brambles having been appointed to that position in 2001.

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2007 DEC -3 A 10:47

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:01 21-Nov-07
Number	1448I

RNS Number:1448I
Cobham PLC
21 November 2007

#226
21 November 2007

COBHAM REACHES AGREEMENT TO PURCHASE S-TEC IN THE USA FOR US$38 MILLION

Cobham plc ('Cobham') is pleased to announce that it has reached agreement to purchase S-TEC Corporation from Meggitt plc for a cash consideration of US$38m on a debt and cash free basis payable on completion. The purchase is anticipated to complete before the year end, subject to regulatory approval.

S-TEC designs, certifies and manufactures autopilots for general aviation aircraft, ranging from small single-engined to light commuter aircraft. Based at Mineral Wells Airport in Texas, USA, S-TEC has a workforce of 180 people, including many skilled avionics engineers who are capable of supporting the development of Cobham products.

S-TEC is an excellent technological and market fit in the development of a Cobham cockpit of avionics. OEMs increasingly expect their avionics supplier to provide an autopilot solution, with the market moving towards the inclusion of autopilots in EFIS type displays, such as Cobham's, to reduce weight, wiring and integration costs. S-TEC also has a strong presence in the retrofit market which Cobham can leverage, and positions with many OEMs including Adam, Cirrus, Eclipse, Piper and Pilatus.

Allan Cook, Cobham Chief Executive said:
"S-TEC is an excellent technological and market fit in our development of a Cobham cockpit of avionics, with products from both companies certified together on more than 500 aircraft types."

-ENDS-

ENQUIRIES
Cobham plc

Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651

Weber Shandwick Financial
Susan Ellis/Louise Robson +44 (0)20 7067 0700

NOTES
Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Avionics and Surveillance Division designs, qualifies, manufactures, certifies and supports a comprehensive range of electronic products for

airborne, marine, land and special purpose applications. The division serves three principal markets: Avionics, Law Enforcement/National Security and Search and Rescue. Included in the product base are fully certified Electronic Flight Instrument Systems with complete cockpit communication/navigation and sensor capability, Cospas/SarSat certified marine, air and land Search and Rescue devices, and state-of-the-art law enforcement tracking, monitoring and surveillance equipment.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	23	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	14,293		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 14,293
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 23/11/09.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

~~14517.19~~

BULK PROOF LIST FOR COBHAM PLC

Closure Date 14-NOV-2007

No of Shares 14293 14501.37

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 14-NOV-2007 at 13:08

Pages Printed : 00003

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
8870951965	ARNOTT, R DR	FLAT 2, CAMBRIDGE COURT SW20 0	8110	8726.36	20587
8870948965	ALDRICH, DR MR	315 THE GREENWAY KT18 7JE	1620	1743.12	20587
6634611067	ALDRICH, DR MR	315 THE GREENWAY KT18 7JE	313	478.89	20587
1226913761	WILSON, BJ MR	65 DORCHESTER ROAD BH15 3QZ	4250	3553.00	20587

Account No	Employee Details				Option Details			
006634611067	MR DR ALDRICH	Emp No2122	Open Date	010207	Opt Price	1.530000	Company Amt	478.89
	DAVID R	NI No WL530734A	Grant Date	061106	Shares Exer	313	Cheque No	047058
	315 THE GREENWAY		Term	3	Balance	480.00	Ind Amount	1.11
	EPSOM		Sub Amount	48.00	Interest	0.00	Cheque No	047061
		Left Date 310507	Reason	TUPETF				
		Location ERA						
	KT18 7JE							
008870948965	MR DR ALDRICH	Emp No2122	Open Date	010205	Opt Price	1.076000	Company Amt	1743.12
	DAVID R	NI No WL530734A	Grant Date	161104	Shares Exer	1620	Cheque No	047058
	315 THE GREENWAY		Term	3	Balance	1700.00	Ind Amount	3.63
	EPSOM		Sub Amount	50.00	Interest	46.75	Cheque No	047060
		Left Date 310507	Reason	TUPETF				
		Location ERA						
	KT18 7JE							
08870951965	DR R ARNOTT	Emp No2445	Open Date	010205	Opt Price	1.076000	Company Amt	8726.36
	ROBERT	NI No NP854055B	Grant Date	161104	Shares Exer	8110	Cheque No	047058
	FLAT 2, CAMBRIDGE COURT		Term	3	Balance	8500.00	Ind Amount	7.39
	CAMBRIDGE ROAD		Sub Amount	250.00	Interest	233.75	Cheque No	047059
	LONDON	Left Date 310507	Reason	TUPETF				
		Location ERA						
	SW20 0SG							
01226913761	MR BJ WILSON	Emp No	Open Date	010201	Opt Price	0.836000	Company Amt	3553.00
	BERTRAM JAMES	NI No YL333653A	Grant Date	061100	Shares Exer	4250	Cheque No	047058
	65 DORCHESTER ROAD		Term	7	Balance	3375.00	Ind Amount	3.69
	OAKDALE		Sub Amount	50.00	Interest	181.69	Cheque No	047062
	POOLE	Left Date 150906	Reason	REDUND				
		Location FRA						
	BH15 3QZ							

ccount No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	14293
No of Individual Cheques	4
Value of Individual Cheques	15.82
Value of other ind payments	0.00

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED

2007 DEC -3 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 6	1 1	2 0 0 7			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	42,160		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	42,160
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] / J POPE Date 26/11/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	26	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	13,920		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: E C 3 P 3 D B	Class of shares allotted Ordinary 2.5p, £,	Number allotted 13,920
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE. Date 26/11/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 23rd November 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 14th November 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £14,501.37) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 14,293 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedule dated 14th November 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee by telephone on 26th November 2007

Present: **A E Cook** - **Chairman**
W G Tucker

In attendance: J M Pope - **Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994)

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	R Linehan	23.11.07	13,920 "A"	£18,754.86

It was resolved that a total of 13,920 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
R Linehan	13,920	132.2333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 13,920 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee by telephone on 26th November 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994)

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	J Chapman	23.11.07	25,290 "A"	£29,989.64
30.10.03	"	"	16,870 "U"	£20,004.95

It was resolved that a total of 42,160 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
J Chapman	25,290	116.083
	16,870	116.083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 42,160 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....
Chairman

END